Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Aspirational Consumer Lifestyle Corp. on Form S-4 of our report dated March 15, 2021, which includes an explanatory paragraph as to the company’s ability to continue as a going concern with respect to our audit of the financial statements of Aspirational Consumer Lifestyle Corp. as of December 31, 2020 and for the period from July 7, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” and “selected financial data” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

March 15, 2021